Filed Pursuant to Rule 433
Registration Statement No. 333-272154

Pricing Term Sheet

Howmet Aerospace Inc.

$400,000,000 3.750% Notes due 2028

$300,000,000 3.900% Notes due 2029

$500,000,000 4.750% Notes due 2036

February 17, 2026

This pricing term sheet to the preliminary prospectus supplement dated February 17, 2026 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

	$400,000,000 3.750% Senior Notes due 2028	$300,000,000 3.900% Senior Notes due 2029	$500,000,000 4.750% Senior Notes due 2036
Issuer:	Howmet Aerospace Inc.
Title of Securities:	3.750% Notes due 2028	3.900% Notes due 2029	4.750% Notes due 2036
Pricing Date:	February 17, 2026
Settlement Date*:	March 3, 2026 (T+10)
Aggregate Principal Amount Offered:	$400,000,000	$300,000,000	$500,000,000
Maturity Date:	March 3, 2028	April 15, 2029	April 15, 2036
Coupon (Interest Rate):	3.750%	3.900%	4.750%
Price to Public (Issue Price):	99.914% of principal, plus accrued interest, if any, from March 3, 2026	99.971% of principal, plus accrued interest, if any, from March 3, 2026	99.913% of principal, plus accrued interest, if any, from March 3, 2026

Benchmark Treasury:	3.500% UST due January 31, 2028	3.500% UST due February 15, 2029	4.125% UST due February 15, 2036
Benchmark Treasury Price / Yield:	100-03 ¼ / 3.445%	100-02 / 3.478%	100-17 / 4.060%
Spread to Benchmark Treasury:	+ 35 bps	+ 43 bps	+ 70 bps
Yield to Maturity:	3.795%	3.908%	4.760%
Interest Payment Dates:	Semi-annually in arrears on March 3 and September 3 of each year, commencing September 3, 2026	Semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2026	Semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2026
Interest Record Dates:	February 17 (or in the case of a leap year, February 18) and August 20	April 1 and October 1	April 1 and October 1
Debt Ratings**:	Baa1 / BBB+ / A-
Optional Redemption:	Make-whole at T + 10 bps at any time before maturity	Make-whole at T + 10 bps at any time before March 15, 2029; par call at any time on or after March 15, 2029	Make-whole at T + 15 bps at any time before January 15, 2036; par call at any time on or after January 15, 2036
Special Mandatory Redemption:	N/A	N/A	Mandatorily redeemable at 101% of the principal amount plus accrued and unpaid interest under the circumstances described in the preliminary prospectus supplement.

Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.
Net Proceeds to Issuer (before expenses):	$1,193,134,000
Use of Proceeds:	The Issuer intend to use the net proceeds from this offering, together with $600 million of borrowings under its commercial paper program or debt facilities and cash on hand, to finance the purchase price for the Proposed CAM Acquisition.
Joint Bookrunners:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Citizens JMP Securities, LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Intesa Sanpaolo IMI Securities Corp.
CUSIP/ISIN:	443201 AF5 / US443201AF51	443201 AG3 / US443201AG35	443201 AH1 / US443201AH18
Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

* It is expected that delivery of the Notes will be made against payment therefor on or about March 3, 2026, which will be the tenth business day following the date hereof (this settlement cycle being referred to as “T + 10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to one business day before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We have filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus supplement and accompanying prospectus if you request them by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, or SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 or by email at prospectus@smbcnikko-si.com.